Panorama Investments Corp.
                         Suite 720 -- 999 West Broadway
                  Vancouver, British Columbia, Canada V5Z 1K5


July 20, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: Panorama Investments Corp.
         Form 10 Filed May 20, 2005
         File No. 001-32508
         Accession Number: 0001322003-05-000008

Dear Sir/Madam:

Panorama Investments Corp., hereby withdraws the above-referenced Registration Statement on Form 10 filed to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Panorama Investments Corp. has re-filed a Registration Statement on Form 10 to register securities under Section 12(g) of the Exchange Act. The purpose of the withdrawal of the initial Form 10 filing and re-filing of the new Form 10 is to effect a change of the registration from Section 12(b) to Section 12(g).

Please direct any questions regarding this request for withdrawal to Connie Linder at (604) 730-8882.

                                     Sincerely,


                                     /s/ Connie Linder
                                     ----------------------------------------
                                     Connie Linder, President, CEO & Director